2-2-2-2-2
CONTACT:
  Richard Becht
  (716) 655-3800


FOR IMMEDIATE RELEASE


              ACME ELECTRIC CORPORATION ACCEPTS BUYOUT OFFER


     EAST AURORA, NY, April 26, 2000 -- Acme Electric Corporation (Nasdaq:
ACEE) announced today that it has accepted an offer made by its Chairman and Chief Executive Officer, Robert J. McKenna, in alliance with Strategic Investments and Holdings, Inc., to take Acme private. The Agreement and Plan of Merger executed today provides for the merger of Acme and a newly formed corporation controlled by McKenna and Strategic. In the merger, shares of Acme common stock will be converted into the right to receive $7.65 in cash for each share held. The transaction is valued at approximately $49 million in total, including stock option redemptions and the assumption of $9.5 million in company debt.

     A special committee of independent directors of the Acme Board, formed to consider and respond to the buyout proposal, has unanimously approved acceptance of the offer. The special committee retained Winthrop, Stimson, Putnam & Roberts as legal counsel and has engaged Ernst & Young LLP to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by Acme's shareholders. Closing of the transaction is conditioned upon receipt of the fairness opinion from Ernst & Young, approval by Acme's shareholders, the availability of the financing necessary to consummate the transactions, and other customary conditions. The transaction is expected to close within the next 60-120 days.

     Mr. McKenna stated, "This transaction accomplishes our overall objective of delivering value to our shareholders, while ensuring that all our continuing constituents -- business partners, customers, and employees -- can rely on Acme to continue to provide the high quality products and service for which we are known."

     Robert T. Brady, head of the special committee of independent directors of the Acme Board, said, "In light of conditions for smaller capitalization companies, the management and Board of Acme have been engaged in a process of reviewing strategic alternatives in order to maximize shareholder value. The Board determined that this transaction would deliver immediate value, while continuing to meet the needs of the Company, as well as its constituents. A number of alternatives, including the sale of parts of the Company, or the Company in its entirety, were explored, and this particular offer was determined to provide the best value available to the shareholders."

     Strategic Investments and Holdings, Inc. is a private investment holding company that acquires and grows companies in partnership with operating management. It has invested in over 65 such companies since its inception in 1983.
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, NY, with operations in Cuba, NY, Lumberton, NC, Tempe, AZ, and Monterrey, Mexico.

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